

02019535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Uf 3-21-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53360

MAR 18 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __05/18/01__ AND ENDING __12/31/01__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rockport Venture Securities L LC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 MAIN STREET

(No. and Street)

GLOUCESTER,   MA   01930

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS BASSINGER   978-282-4484

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOODY, FAMIGLIETTI AND ANDRONICO, LLP

(Name — if individual, state last, first, middle name)

793 TURNPIKE STREET, NORTH ANDOVER, MA   01845

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

P MAR 2 6 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___THOMAS BASSINGER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ROCKPORT VENTURE SECURITIES, LLC_____ as of ___DECEMBER 31_____, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Director
Title

_____
Notary Public

My commission expires Aug 13, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Member
Rockport Venture Securities, LLC
63 Main Street
Gloucester, Massachusetts 01930

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Rockport Venture Securities, LLC as of December 31, 2001, and the related statements of operations, changes in member's equity, and cash flows for the period from inception (May 18, 2001) through December 31, 2001. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockport Venture Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 3 to the financial statements, the LLC is a wholly owned subsidiary and has entered into an agreement with its Parent regarding expenses incurred by the LLC.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 4, 2002

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 (800)244-2081 fax (978)685-2333
info@mfa-cpa.com www.mfa-cpa.com

December 31		2001

Assets

Current Assets:

Cash	$	12,305

Total Assets	$	12,305

Member's Equity

Member's Equity	$	12,305

Total Member's Equity	$	12,305

For the Period from Inception (May 18, 2001) through December 31		2001
General and Administrative Expenses:		
Licenses and Fees	$	150
Miscellaneous		45
Total General and Administrative Expenses		195
Net Loss	$	(195)

For the Period from Inception (May 18, 2001) through December 31		2001
Member's Equity, Beginning	$	-
Member Contributions		12,500
Net Loss		(195)
Member's Equity, Ending	$	12,305

For the Period from Inception (May 18, 2001) through December 31		2001
Cash Flows Used In Operating Activities:		
Net Loss	$	(195)
Cash Flows Provided by Financing Activities:		
Member Contributions		12,500
Net Increase in Cash and Ending Cash	$	12,305

1. Significant Accounting Policies:

Reporting Entity: Rockport Venture Securities, LLC (the LLC), which is a wholly owned subsidiary of Rockport Venture Partners, LLC (the Parent), was formed on May 18, 2001, as a Delaware limited liability company. The LLC was registered under the Securities Exchange Act of 1934 as a broker/dealer on November 6, 2001. The LLC provides private placement services for companies located throughout the United States and Europe.

Revenue Recognition: The LLC recognizes private placement fees at the time the placement is completed and the income is reasonably determinable.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Rockport Venture Securities, LLC is a limited liability company under the provisions of the Internal Revenue Code, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and certain state income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States.   Actual results experienced by the LLC may differ from those estimates.

2. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 12.5% of aggregate indebtedness or $5,000. As of December 31, 2001, the LLC's net capital amounted to $12,305.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0 to 1, as of December 31, 2001.

3. Related Party Transactions:

Under the terms of an expense agreement, the LLC's Parent has agreed to pay all expenses of the LLC, including travel and entertainment, marketing, office and related overhead, depreciation, professional fees and the payroll and related benefits of individuals employed by the Parent who perform services on the behalf of the LLC. Also under the terms of this agreement with the Parent, none of these operating expenses paid by the Parent on behalf of the LLC, which amounted to approximately $154,000 during the period from inception (May 18, 2001) through December 31, 2001, will at any time be apportioned back to the LLC.

For the Period from Inception (May 18, 2001) through December 31	2001
Aggregate Indebtedness	$ -
Member's Equity	$ 12,305
Minimum Net Capital Requirement to be Maintained	5,000
Net Capital in Excess of Requirements	$ 7,305
Ratio of Aggregate Indebtedness to Net Capital	0 to 1

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to unaudited FOCUS report Part IIA has been presented.

M F A Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Member
Rockport Venture Securities, LLC
63 Main Street
Gloucester, Massachusetts 01930

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Rockport Venture Securities, LLC as of December 31, 2001 and for the period from inception (May 18, 2001) through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 (800)244-2081 fax (978)685-2333
info@mfa-cpa.com www.mfa-cpa.com



To the Member
Rockport Venture Securities, LLC
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 4, 2002

ROCKPORT VENTURE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

